SECUR 04015450 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended (A)

SEC FILE NUMBER
8- 53322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MARKET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 EAST MAIN STREET
(No. and Street)

KENT (City) OHIO (State) 44240 (Zip Code)

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN CLINTON 330-364-3345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ESCOTT & COMPANY
(Name – *if individual, state last, first, middle name*)

628 S. WATER STREET (Address) KENT (City) OHIO (State) 44240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

COPY

SEC MAIL PROCESSING SECTION RECEIVED APR 27 2004 WASH. D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Clinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Market Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANGELA LIGGETT
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires February 13, 2008

Angela Liggett

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MARKET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

COMMON STOCK – JANUARY 1, 2003	$ 25,000	
2003 ACTIVITY	--	
COMMON STOCK – DECEMBER 31, 2003		$ 25,000
RETAINED EARNINGS – JANUARY 1, 2003	$ 16,471	
2003 NET INCOME	47,427	
2003 SHAREHOLDER DISTRIBUTIONS	(25,866)	
RETAINED EARNINGS – DECEMBER 31, 2003		38,032
TOTAL SHAREHOLDER'S EQUITY – DECEMBER 31, 2003		$ 63,032

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

CAPITAL MARKET SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003

Net Capital – December 31, 2003	$	45,985
Less: Non-Allowable Assets		--
Net Capital – Required Minimum		5,000
Excess Net Capital	$	40,985

No material differences exist between the above-referenced audited computation of net capital under Rule 15c3-1 and the amount of excess net capital reported on the unaudited Part IIA filing for the fourth quarter 2003 submitted on January 27, 2004.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATMENTS

CAPITAL MARKET SECURITIES, INC.
SCHEDULE II – COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2003

The Company does not carry securities accounts for customers or perform custodial functions relating to customer activities as defined by Rule 15c3-3 of the Securities Exchange Act of 1934, therefore, the Company is exempt from the provisions of that rule. See attached Independent Auditor's Report dated February 17, 2004, under separate cover.

ESCOTT & COMPANY
Certified Public Accountants

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

RICHARD J. TINKER, CPA
AL STEFANOV, CPA

RODNEY L. MISHLER, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Market Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Market Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedure for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-18

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

628 S. Water St.
P.O. Box 609
Kent, Ohio 44240
(330) 673-4819
Fax (330) 673-4629

250 S. Chestnut St.
Suite 28
Ravenna, OH 44266
(330) 296-6010
Fax (330) 296-0964

8128 Main St.
P.O. Box 173
Garrettsville, OH 44231
(330) 527-2103
Fax (330) 527-2551

authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ecott & Canery

Kent, Ohio

February 17, 2004